Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
December 1, 2005.

Item 3	News Release
The news release was disseminated to Stockwatch on December 1, 2005.

Item 4	Summary of Material Change

In accordance with regulatory requirements, Silver Standard Resources Inc. reports the acquisition of 960,000 common shares of Minco Silver Corporation (Minco Silver) on exercise of 960,000 previously issued special warrants. These common shares represent approximately 3.81% of the issued and outstanding shares of Minco Silver.

Following this transaction, Silver Standard owns 4,960,000 common shares of Minco Silver representing approximately 19.69% of its issued and outstanding common shares.

Item 5	Description of Material Change
See attached news release 05-23.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
December 5, 2005.

December 1, 2005	Trading Symbols:
News Release 05-23	Nasdaq National Market: SSRI
TSX: SSO

OWNERSHIP IN MINCO SILVER CORPORATION

Vancouver, B.C. -- In accordance with regulatory requirements, Silver Standard Resources Inc. reports the acquisition of 960,000 common shares of Minco Silver Corporation (Minco Silver) on exercise of 960,000 previously issued special warrants. These common shares represent approximately 3.81% of the issued and outstanding shares of Minco Silver.

Following this transaction, Silver Standard owns 4,960,000 common shares of Minco Silver representing approximately 19.69% of its issued and outstanding common shares. Silver Standard acquired its common shares of Minco Silver for investment purposes. Silver Standard’s investment in Minco Silver will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

A copy of the report required to be filed in respect of the transaction by securities legislation may be obtained by contacting Paul LaFontaine at the number set out below.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.